February 25, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Ms. Maryse Mills-Apenteng

Re:	Haymaker Acquisition Corp. III
Registration Statement on Form S-1, as amended (File No. 333-253010)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc. and Cantor Fitzgerald & Co., as representatives of the underwriters, hereby join Haymaker Acquisition Corp. III in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-253010) (the “Registration Statement”) to become effective on March 1, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that it will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Alex Juricev
Name: Alex Juricev
Title: Managing Director, Investment Banking

CANTOR FITZGERALD & CO.

By:	/s/ David Bataron
Name: David Bataron
Title: Managing Director

cc:	Ryan Maierson, Latham & Watkins LLP
Erika Weinberg, Latham & Watkins LLP

Haymaker Acquisition Corp. III – Underwriter’s Acceleration Request Letter